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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.9)(*)

                             Campbell Soup Company
                                (Name of issuer)

                        Capital Stock, par value $.0375
                         (Title of class of securities)

                                   134 429 109
                                 (CUSIP number)

Judith R. Thoyer, Esq.                                 Leonard B. Boehner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision              Morris & McVeigh LLP
1285 Avenue of the Americas                            767 Third Avenue
New York, NY 10019                                     New York, NY 10017
(212)373-3000                                          (212)418-0540
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                             September  30, 2002
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

         Note. Including all exhibits. See Section 240.13d-7. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of 10)

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         (*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.134 429 109            Schedule 13D                      Page 2 of 10

1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Hope H. van Beuren

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS (See Instructions)

          00

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)    / /



6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             29,688
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               6,665
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   6,204,667

                          10.      SHARED DISPOSITIVE POWER
                                   14,646,111

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          20,850,739

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.1%

14.       TYPE OF REPORTING PERSON (See Instructions)

          IN



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CUSIP No.134 429 109            Schedule 13D                       Page 3 of 10



1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          John A. van Beuren

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS (See Instructions)

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)    / /


6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             3,819
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               47,540,373
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   5,389,681

                          10.      SHARED DISPOSITIVE POWER
                                   15,220,820

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          48,121,737

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)      / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%

14.       TYPE OF REPORTING PERSON (See Instructions)

          IN


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CUSIP No.134 429 109        Schedule 13D                           Page 4 of 10




1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          David C. Patterson

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS (See Instructions)
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)    / /


6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               48,053,861
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   0

                          10.      SHARED DISPOSITIVE POWER
                                   4,897,132

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          48,053,861

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%

14.       TYPE OF REPORTING PERSON (See Instructions)
          IN



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                                                                   Page 5 of 10

      This statement is the ninth amendment to the statement on Schedule 13D filed by Hope H. van Beuren ("Mrs. van Beuren"), John A. van Beuren ("Mr. van Beuren") and David C. Patterson ("Mr. Patterson"). This statement is the twelfth amendment to the statement on Schedule 13D of Mrs. van Beuren. This statement relates to Shares of Capital Stock, par value $.0375 per share (the "Shares") of Campbell Soup Company (the "Company").

      Mr. van Beuren and Mr. Patterson are Trustees (the "Trustees") of the Major Stockholders' Voting Trust (the "Voting Trust") under a Voting Trust Agreement dated as of June 2, 1990 ("Trust Agreement") which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr. Charles H. Mott resigned as a Voting Trustee as of September 30, 2002 and Mr. Patterson was appointed a Voting Trustee as of the same date.

      This Amendment is filed to report that (i) Mr. Patterson has been appointed a Voting Trustee and (ii) the term of the Voting Trust has been extended until June 1, 2008.

      Mr. and Mrs. van Beuren and Mr. Patterson are sometimes collectively referred to as the "Reporting Persons". Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

      The first two paragraphs of Item 2 are amended to read in full as set forth below.

      Item 2. IDENTITY AND BACKGROUND

      The present address and occupation of each of the Reporting Persons are listed below:

Name                 Address                            Occupation
----                 -------                            ----------
Mr. van Beuren       P.O. Box 4098                      Private Investor
                     Middletown, RI 02842

Mrs. van Beuren      P.O. Box 4098                      Private Investor
                     Middletown, RI 02842

Mr. Patterson        880 Third Avenue,                  President
                     New York, NY 10022                 Brandywine Management
                                                        Services, Inc.

      Each of the Reporting Persons is a United States citizen. During the last five years, none of them have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Items 5 and 6 are amended to read in full as set forth below.

      Item 5. INTEREST IN SECURITIES OF THE ISSUER

      The Trustees of the Voting Trust have shared voting power over a total of 47,533,719 Shares held under the Trust Agreement, which represents 11.6% of the outstanding Shares of the Company's Capital Stock. The Reporting Persons and related persons also have an interest in 3,352,598 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 12.4% of the outstanding Shares. These Shareholdings include


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                                                                   Page 6 of 10

6,174,979 Shares with sole dispositive power held by Mrs. van Beuren and 5,389,681 Shares with sole dispositive power held by her husband, Mr. van Beuren. Mr. and Mrs. van Beuren also hold 15,220,820 Shares with shared dispositive power, including Shares held by family partnerships, trusts and a family foundation. Mr. Patterson, as Chairman of Brandywine Trust Company, a corporate trustee, has shared dispositive power over 520,142 Shares. Percentages set out above are based on 410,200,129 Shares outstanding on June 6, 2002, as shown by the Company's latest Form 10-Q. Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and related partnerships, trusts and foundations.

      The Voting Trust terminates on June 1, 2008.

      The decision as to the voting of Shares held in the Voting Trust must be approved by both Trustees, who are now Messrs. van Beuren and Patterson. Under the Trust Agreement, participants in the Voting Trust have been divided into two groups, one group for Dorrance H. Hamilton and her descendants (the "Hamilton Group") and one group for Mrs. van Beuren and her descendants (the "van Beuren Group"). Each group may designate a Family Trustee, and both Groups acting together may designate a Non-Family trustee. Mr. van Beuren has been designated as the Family Trustee for the van Beuren Group and Mr. Patterson has been designated as the Non-Family Trustee. The Hamilton Group has not designated a Family Trustee. At such time as there are Family Trustees representing both Groups, in the event of a disagreement between them, the shares of the minority may be withdrawn. The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement. The Trustees do not have power to dispose of Shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her. See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

      Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 5 above.

      Item 7.      MATERIAL TO BE FILED AS EXHIBITS

      Exhibit N         Form of Power of Attorney executed by John A. van
                        Beuren, Hope H. van Beuren and David C. Patterson dated September 30, 2002.

      Exhibit O         Joint Filing Agreement dated September 30, 2002.

      Exhibit P         Form of Extension of Term of Major Stockholders'
                        Voting Trust (Amendment to Voting Trust Agreement)
                        dated as of October 1, 2002
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                                                                   Page 7 of 10


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2002
          --


                                             HOPE H. VAN BEUREN
                                             JOHN A. VAN BEUREN
                                             DAVID C. PATTERSON



                                             /s/John A. van Beuren
                                             -----------------------------------
                                             John A. van Beuren, individually
                                             and as attorney-in-fact for Hope H.
                                             van Beuren and David C. Patterson